UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Financial Results of Subsidiaries for Quarter Ended March 31, 2016

On April 27, 2016, April 28, 2016 and May 10, 2016, Equity One, Inc., Citycon Oyj and First Capital Realty Inc., respectively (subsidiaries of Gazit-Globe Ltd. (“Gazit”) in which Gazit holds approximately 35.2%, 43.4% and 39.3%, respectively, of the outstanding shares, and whose shares are traded publicly on the New York Stock Exchange, Helsinki Stock Exchange and Toronto Stock Exchange, respectively) published their financial results for the first quarter of 2016, ended March 31, 2016.

Copies of those published financial results are furnished as Exhibits 99.1, 99.2 and 99.3 to this Report of Foreign Private Issuer on Form 6-K.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: May 11, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Senior Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Financial results of Equity One, Inc. for the quarter ended March 31, 2016, as published in the United States on April 27, 2016

99.2	Financial results of Citycon Oyj for the quarter ended March 31, 2016, as published in Finland on April 28, 2016

99.3	Financial results of First Capital Realty Inc. for the quarter ended March 31, 2016, as published in Canada on May 10, 2016

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